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                            August 16, 2022

       Benjamin Sullivan
       Executive Vice President, General Counsel and Corporate Secretary Diversified Energy Co PLC
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Company plc
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 29,
2022
                                                            CIK No. 0001922446

       Dear Mr. Sullivan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 30, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Use of Non-IFRS Measures, page viii

   1. Your description of the calculation of Cash Operating Margin and Total Cash Operating
                                                        Margin on page iv is
exactly the same. Please revise your disclosure to clarify the difference between how
these two measures are calculated.
   2.                                                   Your description of
Total Cash Cost per Boe states this measure is based on the    operating
                                                        costs it takes to
produce each Boe,    which includes operating expense, employees,
                                                        administrative costs
and professional services and recurring allowance for credit losses.
                                                        However, we note that
the difference between Cash Operating Margin and Cash Margin is that Cash Margin
includes expenses beyond operating costs (i.e. employees,
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin   Sullivan
            Energy Co PLC
Comapany
August  16, NameDiversified
            2022            Energy Co PLC
August
Page 2 16, 2022 Page 2
FirstName LastName
         administrative costs and professional services and recurring allowance for credit losses), which implies these expenses are not considered operating costs. Therefore, it appears you should revise your characterization of costs included in Total Cash Cost per boe to state that it includes amounts in addition to operating costs. Prospectus Summary
Disciplined growth through accretive acquisitions of producing assets, page 7

3. We note your disclosure that four acquisitions contributed approximately 40 MBoepd to
         December 2021 production, at an aggregate net income (loss) multiple of 2.1 and
         Adjusted EBITDA multiple of 2.5 to 1.0. Please clarify how these multiples are calculated.
A proactive and innovative approach to asset retirement, page 9

4. The schedule of well retirements per year provided in response to prior comment 44 is inconsistent with and does not appear to support your goal of plugging 200 wells per year by 2023. Please explain the reason for this discrepancy or revise your disclosure as necessary.
Recent Developments, page 11

5. You disclose that in May 2022 you successfully completed the issuance of your wholly
         owned subsidiary   s ABS V Notes representing your third
sustainability-linked asset
         backed securitization of 2022 and the first whose terms are aligned with the International
         Capital Markets Association   s framework for sustainability-linked
bonds.

                For the prior    sustainability-linked    ABS offerings and ABS
V notes, please discuss
              the impact of aligning with the International Capital Markets
Association   s
              framework for sustainability-linked bonds, and what the
sustainability-linked
              designation means, including whether this designation carries any legal meaning.

                For any "sustainability-linked" asset backed securitization, please discuss if there are any restrictions on the use of proceeds or if there are any financial aspects of the ABS
              Notes that can impact you. In this regard, you disclose on page 75-76 that based on whether certain performance metrics are achieved, ABS III, ABS IV and ABS V are required to apply up to 100% of ABS excess cash to pay down additional principal, with the remaining proceeds remaining with you.
6. We note your disclosure that you joined the Oil and Gas Methane Partnership 2.0 to further advance your commitment to reducing emissions. Please explain the activities or purpose of the Oil and Gas Methane Partnership 2.0 and what impact joining this initiative will have on your operations.
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin   Sullivan
            Energy Co PLC
Comapany
August  16, NameDiversified
            2022            Energy Co PLC
August
Page 3 16, 2022 Page 3
FirstName LastName
Free Cash Flow and Free Cash Flow Yield, page 21

7. We note your disclosure on page ix that Free Cash Flow Yield is an indicator of financial stability and reflects your operating strength relative to your size as measured by market capitalization. We are unable to locate a similar usefulness statement regarding Net Cash
         Provided by Operating Activities Yield. Please revise your disclosure to provide
         (i) further context regarding how the Free Cash Flow Yield is to be used to evaluate your financial stability and operating strength, and (ii) a usefulness statement regarding the Net
         Cash Provided by Operating Activities Yield.

         Further to this, we note that based on the calculations necessary to derive these yields, including the average per share price of your common stock, it appears that the result is a non-GAAP liquidity measure presented on a per share basis. Tell us how you considered
         Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
8. We note your disclosure of Average Share Price without explanatory disclosure regarding the nature of this amount and how it was derived. Please expand your disclosures to explain what Average Share Price represents and how it is used in the calculation of the surrounding measures. Your disclosure should address the reason for using Average Share Price in these calculation as opposed to other share prices available.
Summary Consolidated Financial and Other Data
Non-IFRS Financial Measures
Hedged Total Revenue; Cash Operating Margin and Cash Margin, page 21

9. We note you revised the title of Adjusted Total Revenue to Hedged Total Revenue in response to prior comment 14. In terms of consistency, however, we note MD&A refers to Total Revenue excluding hedge impact and including hedge impact. Therefore, it appears that this type of title, referring more specifically to the impact of hedging activities excluded or included, may be more meaningful than Hedged Total Revenue. In addition, please include a footnote that describes the adjustment
Net gain (loss) on
         commodity derivative settlements.
10. Further to the above, we note you have retained a reconciliation to Adjusted EBITDA that begins with Total revenue. However, this presentation does not appear to comply with
         Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations regarding measures characterized as EBITDA. Please remove the non-
         IFRS reconciliation to Adjusted EBITDA on page 21 or tell us why you believe such reconciliation is appropriate.
11. You state in your response to prior comment 15 that Total Cash Operating Income, Cash
         Margin and Cash Operating Margin are performance measures. The reference to "Cash"
         in the title of these measure are more indicative of a measure of liquidity. To avoid confusion, please consider revising the titles of your non-GAAP measures of performance
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin   Sullivan
            Energy Co PLC
Comapany
August  16, NameDiversified
            2022            Energy Co PLC
August
Page 4 16, 2022 Page 4
FirstName LastName
         that use "Cash" in its title. Further to this, we note your reference to Adjusted EBITDA margins of approximately 50% on page 6. Please clarify the difference between Adjusted
         EBITDA margin and the Cash Margin disclosed on page 21.
12. Based on your disclosures on page ix, Total Cash Operating Income is described as a measure of cash flows, not a measure of profitability as noted in your response to comment 15. Therefore, as it appears Total Cash Operating Income is a measure of liquidity, please provide a reconciliation to the most directly comparable IFRS measure.
13. We note that the revised description of the usefulness provided in response to prior comment 15 for Total Cash Operating Income appears similar to the description provided for Free Cash Flow. Therefore, please provide further explanation in support of your presentation of Total Cash Operating Income as a useful measure.
Risk Factors
Inflation may adversely affect us by increasing costs beyond what we can recover..., page 35

14. We note your risk factor indicating that inflation could affect your costs of materials, equipment, labor and other services. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
An increase in interest rates would increase the cost of servicing our indebtedness, page 39

15. Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Dividend Policy, page 59

16. We note your revisions in response to comment 23 and reissue the comment in part. Your revised disclosure states that your credit facility contains a restricted payment covenant
         that limits your subsidiaries    ability to make certain payments
based on the pro forma
         effect thereof on certain financial ratios. However, this restriction in is not disclosed in your risk factor on page 37, which addresses restrictions in your credit facility. Please revise that risk factor to address this apparent discrepancy. Also, please expand your disclosure here regarding the restricted payment covenant in your credit facility to describe the applicable financial ratios and pro forma effect thereof that would limit your
         subsidiaries    ability to pay dividends.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
63

17. Please include a discussion of interest rates to specifically describe how increased interest rates impact your results of operations, including:
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin   Sullivan
            Energy Co PLC
Comapany
August  16, NameDiversified
            2022            Energy Co PLC
August
Page 5 16, 2022 Page 5
FirstName LastName
                Adjustments to your planned capital expenditures;
                Expected impacts to your short-term funding costs, including working capital for inventory and labor costs; and
                The impact on liquidity resulting from your material variable-rate debt outstanding.
Liquidity and Capital Resources
Overview, page 73

18. Please include a discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.
Business
Reserve Data
Summary of Reserves, page 85

19. We note the first sentence under "Summary of Reserves" has been revised to exclude
         "presents our estimated net proved reserves." Please revise the sentence to include the prior wording or advise us why the inclusion would not be appropriate. Productive Wells, page 86

20. We have read your response to prior comment 34, but note your disclosure on page 87 that
         $1 million of development costs were incurred in 2021 related to five in progress wells acquired in the Tapstone acquisition. You also disclose on page F-21 that the Tapstone acquisition included six wells under development at the time of closing which the
         Company was responsible for completing. Please revise your filing, if necessary, to ensure these two disclosures are consistent, or explain to us why the well count differs.
         Furthermore, please expand your disclosure to provide the gross and net number of all wells in the process of being completed or waiting on completion at year-end 2021 or tell us your rationale for not including these wells as part of your present activities at year-
         end. Refer to the disclosure requirements in Item 1206 of Regulation
S-K.
Notes to Consolidated Financial Statements
Note 25 - Financial Risk Management
Liquidity Risk, page F-63

21. We are unable to locate the maturity analysis described in IFRS 7.39(b) for derivative financial liabilities in Note 13, as referred to in your response to prior comment 46. The guidance in Appendix B11 and B11D of IFRS 7 indicates that an appropriate number of time bands should be used and that the amounts disclosed are the contractual undiscounted cash flows, which may differ from the amount included in the statement of financial position. Please clarify for us why you believe the disclosure in Note 13 is responsive to the requirement in IFRS 7.39(b).
 Benjamin Sullivan
Diversified Energy Co PLC
August 16, 2022
Page 6
Note 29 - Supplemental Natural Gas and Oil Information (Unaudited)
Estimated Reserves, page F-65

22. We note your revised disclosure in response to our prior comment 47 and reissue the comment in part. It appears that you continue to provide separate disclosure of total proved reserves and proved undeveloped reserves by individual product type. Please note
      FASB ASC 932-235-50-4 requires the separate disclosure of proved developed and proved undeveloped reserves by individual product type at the beginning and end of each year presented in the reserves reconciliation, e.g. as of December 31, 2019, 2020 and
      2021. Please revise your disclosure accordingly. You may refer to FASB ASC 932-235-
      55-2 and the illustration presented in Example 1 for further guidance.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin Sullivan
                                                          Division of
Corporation Finance
Comapany NameDiversified Energy Co PLC
                                                          Office of Energy &
Transportation
August 16, 2022 Page 6
cc:       Ryan J. Lynch, Esq.
FirstName LastName